UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE SC 14F1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder

COMCAM, INC.
(Name of Registrant in its charter)

Delaware	1-151565	98-0208402
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 1030, Sturgis, SD 57785
(Address of principal executive offices)

(888) 883-2857
(Issuer's telephone number)

INTRODUCTION

This Information Statement is being furnished to holders of record of shares of common stock, par value  $0.0001 per share (the “Common Stock”), of ComCam, Inc., a Delaware corporation (the “Company”) on January 14, 2010, pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a change in the membership of the board of directors (the “Board”) of the Company.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

On the Closing Date (as defined below), there were 39,990,134 shares of Common Stock outstanding.  Each share of Common Stock is entitled to one vote on the election of directors.

Effective January 6, 2010 (the “Closing Date”), the Company, John Dent and Don Gilbreath executed a stock purchase agreement (the “Stock Purchase Agreement”).  Pursuant to the Stock Purchase Agreement, the Company issued 50,000,000 shares of Common Stock to John Dent in consideration for Two Hundred Thousand dollars $200,000.  Upon closing of the Stock Purchase Agreement, the Company’s  current directors (the “Outgoing Directors”) resigned effective on the 11th day following the date hereof and will be replaced by John Dent, who was appointed as a director on the Closing Date (the “Incoming Director”).

The Company issued 50,000,000 restricted shares to John Dent.   These newly issued shares were not registered under the Securities Act of 1933, as amended (the “Act”) and were issued in the reliance upon the exemption from registration provided by section 4(2) of the Act. Further, at the Closing Date, the Incoming Director was appointed by the Board to replace the Outgoing Directors of the Company. The change in directors will be effective on the 11th day following the date hereof (the “Effective Date”), but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and mailed to all holders of record of the Company's Common Stock.

VOTING SECURITIES

Prior to the Stock Purchase Agreement there were 39,990,134 shares of the Company's Common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the closing, and following the issuance of the Common Stock, there are: 89,990,134 shares of the Company's common stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Stock Purchase Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class(1)

Common	John Dent	CEO, President, Director	50,000,000	55.56%

Common	Don Gilbreath	Director	11,223,138	12,47%

Common	Robert Betty	Director	1,320,067	1.4%

Common	Albert White	Director	200,000	Less than 1%

All Executive Officers, Directors as a Group (4 persons)			62,743,205	69.72%

(1)   The percentages listed in the percent of class column are based upon 89,990,134 issued and outstanding shares of Common Stock.

CHANGES IN CONTROL

Pursuant to the Stock Purchase Agreement, the Company issued an aggregate of 50,000,000 shares of Common Stock to John Dent. At the Closing Date Don Gilbreath, the Company’s sole officer, resigned as Chief Executive Officer and President, on the Effective Date the Outgoing Directors and officer will resign from their position as a directors and as Chief Financial Officer of the Company. At the Effective Date, and following delivery and filing of this Schedule, the Incoming Director will become the sole member of the Board of Directors. As a result of this change and the number of shares issued in the Stock Purchase Agreement, the Company has experienced a change in control.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Stock Purchase Agreement, Mr. Don Gilbreath, the Company’s President, Chief Executive Officer, Chief Financial Officer and Director  resigned as President and Chief Executive Officer as of the Closing Date and as a director and Chief Financial Officer of the Company, as of the Effective Date. Mr. Robert Betty and Mr. Albert White, respectively, resigned as members of the Company’s Board of Directors on Effective Date. The following information relates to the Incoming Director and executive officers of the Company upon the Effective Date and the filing and delivery of this Schedule.

Name	Age	Position
John Dent	58	President, Chief Executive Officer and Director

John Dent, President, Chief Executive Officer & Director

John Dent, age 58, was previously Chief Executive Officer of The Truecare Group, a business which specialized in group homes for individuals with learning disabilities. Mr Dent founded The Truecare Group in 1984 and ran the company until selling it in 2004. Prior to his involvement in The Truecare Group, Mr. Dent was a property developer in the United Kingdom

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

BOARD COMMITTEES AND OTHER BOARD INFORMATION

We do not have any compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making.

The Company’s board of directors established an audit committee on January 26, 2005. The primary responsibility of the audit committee is to oversee our financial reporting process on behalf of the board of directors and report the result of their activities to the board. Such responsibilities shall exclude but shall not be limited to, the selection, and if necessary the replacement of our independent auditors, review and discuss with such independent auditors and our internal audit department (i) the overall scope and plans for the audit, (ii) the adequacy and effectiveness of the accounting and financial controls, including our system to monitor and manage business risks, and legal and ethical programs, and (iii) the results of the annual audit, including the financial statements included in our annual report on Form 10-K. The committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to best react to changing conditions and circumstances

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company's executive officer did not receive any compensation or other remuneration in his capacity as such during the year ended December 31, 2009. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

DIRECTOR COMPENSATION

The Company's directors presently serve without compensation.

BOARD MEETINGS

There have been 6 meetings of our Board over the year.

ANNUAL SHAREHOLDERS MEETING

In accordance with Article II Section 1 of the Company's By-laws, the annual meeting of shareholders will be held on such date and at such time as designated from time to time for the purpose or electing directors of the corporation and to transact all business as may properly come before the meeting on such other day as fixed by the Board.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMCAM, INC.

January 14, 2010	By:	/s/ John Dent
John Dent
President, Chief Executive Officer and Director